

August 5, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Roundhill ETF Trust
        Issuer CIK: 0001976517
        Issuer File Number: 333-273052/811-23887
        Form Type: 8-A12B
        Filing Date: August 5, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Roundhill Photonics & Optics ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications